EXHIBIT 99.1

PRETIUM RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2012
(Expressed in Canadian Dollars)

1600 - 570 Granville Street
Vancouver, BC V6C 3P1

Phone: 604-558-1784
Email: invest@pretivm.com

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, and within the framework of the summary of significant accounting policies in these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization.  This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

“Robert A. Quartermain”	“Peter de Visser”
Robert A. Quartermain	Peter de Visser
Chief Executive Officer	Chief Financial Officer

March 5, 2013

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting under Rule 13a-15(f) and 15d-15(f).  The Securities Exchange Act of 1934 defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.  In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

PricewaterhouseCoopers LLP, our independent auditors, has issued an audit report on internal control over financial reporting for the Company as of December 31, 2012, which is included herein.

“Robert A. Quartermain”	“Peter de Visser”
Robert A. Quartermain	Peter de Visser
Chief Executive Officer	Chief Financial Officer

March 5, 2013

Independent Auditor’s Report

To the Shareholders of
Pretium Resources Inc.

We have completed integrated audits of the 2012 and 2011 consolidated financial statements of Pretium Resources Inc. (the “Company”) and an audit of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Pretium Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2012 and 2011 and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years ended December 31, 2012 and 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits as at December 31, 2012 and 2011 and for the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pretium Resources Inc. as at December 31, 2012 and 2011 and the Company’s financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Pretium Resources Inc.’s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Controls Over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Pretium Resources Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 5, 2013

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)
		Year ended December 31,
	Notes	2012	2011

ASSETS

Current assets
Cash and cash equivalents		$28,991,606	$16,447,223
Receivables	13	16,229,242	6,790,658
Deposits and prepaid expenses		282,277	373,346
Due from Silver Standard Resources Inc.	8	-	501,989
Total current assets		45,503,125	24,113,216

Non-current assets
Restricted cash	6	1,139,000	378,755
Property, plant and equipment	10	4,670,846	2,775,871
Mineral interests	6	596,158,842	490,762,469
Total non-current assets		601,968,688	493,917,095

Total Assets		$647,471,813	$518,030,311

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$15,037,434	$5,414,233
Property payment	6	400,000	-
Total current liabilities		15,437,434	5,414,233
Non-current liabilities
Decommissioning and restoration provision	11	1,179,537	174,127
Property payment	6	-	400,000
Deferred income tax liability	14	9,600,910	1,533,472
Total liabilities		26,217,881	7,521,832

EQUITY

Share capital	7	623,469,609	511,262,747
Share based payment reserve	7	44,529,084	30,747,469
Deficit		(46,744,761)	(31,501,737)
Total equity		621,253,932	510,508,479

Total Equity and Liabilities		$647,471,813	$518,030,311

Subsequent event	15

These consolidated financial statements were authorized for issue by the Board of Directors on March 5, 2013.

On behalf of the Board:
“Ross A. Mitchell”	“C. Noel Dunn”
Ross A. Mitchell (Chairman of Audit Committee)	C. Noel Dunn (Director)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
 (Expressed in Canadian Dollars)
		Year ended December 31,
	Notes	2012	2011

EXPENSES

Amortization		$223,112	$97,765
Consulting		90,995	219,237
General and administrative		775,731	429,059
Insurance		308,225	93,296
Investor relations		917,160	876,926
Listing fees		763,784	186,160
Professional fees		494,804	480,197
Salaries		2,034,312	2,791,963
Share-based compensation	7	7,106,725	12,558,810
Travel and accommodation		236,025	122,788

Operating loss		12,950,873	17,856,201

OTHER ITEMS

Accretion of decommissioning and restoration provision	11	15,305	1,193
Interest income		(589,806)	(400,730)
Other income	8	-	(250,000)

Loss before taxes		12,376,372	17,206,664
Deferred income tax expense	14	2,866,652	165,057

Net loss and comprehensive loss for the year		$15,243,024	$17,371,721
Basic and diluted loss per common share		$0.17	$0.20
Weighted average number of common shares outstanding		91,944,956	85,746,508

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Expressed in Canadian Dollars)
		Year ended December 31,
	Notes	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year		$(15,243,024)	$(17,371,721)
Items not affecting cash:
Accretion of asset retirement obligation	11	15,305	1,193
Amortization		223,112	97,765
Deferred income tax expense	14	2,866,652	165,057
Share-based compensation	7	7,106,725	12,558,810
Changes in non-cash working capital items:
Receivables		(39,456)	(3,378,492)
Prepaid expenses		91,069	(266,941)
Due from Silver Standard Resources Inc.	8	501,989	98,011
Accounts payable and accrued liabilities		(782,148)	534,680

Net cash used in operating activities		(5,259,776)	(7,561,638)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued, net	7	117,216,301	14,139,832
Proceeds from exercise of stock options	7	128,641	-
Underwriters’ exercise of over allotment option	9	-	18,000,000
Settlement of convertible promissory note	9	-	(18,000,000)

Net cash generated by financing activities		117,344,942	14,139,832

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	6	(760,245)	(378,755)
Expenditures on mineral interests	6	(95,880,953)	(35,130,360)
Purchase of property, plant and equipment	10	(2,899,585)	(3,155,622)

Net cash used in investing activities		(99,540,783)	(38,664,737)

Change in cash and cash equivalents for the year		12,544,383	(32,086,543)

Cash and cash equivalents, beginning of year		16,447,223	48,533,766

Cash and cash equivalents, end of year		$28,991,606	$16,447,223

See also Note 12.

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
 (Expressed in Canadian Dollars)
	Note	Number of common shares	Amount	Share-based payments reserve	Deficit	Total
Balance – December 31, 2010		78,844,586	$458,738,330	$13,779,108	$(14,130,016)	$458,387,422
Underwriters’ exercise of over allotment option	9	3,000,000	18,000,000	-	-	18,000,000
Shares issued on conversion of promissory note	9	3,625,500	21,753,000	-	-	21,753,000
Value assigned to options granted		-	-	16,968,361	-	16,968,361
Shares issued under Flow-through Agreement	7	1,390,000	12,788,000	-	-	12,788,000
Share issue costs	7	-	(941,668)	-	-	(941,668)
Deferred income tax on share issuance costs		-	925,085	-	-	925,085
Net loss and comprehensive loss		-	-	-	(17,371,721)	(17,371,721)
Balance – December 31, 2011		86,860,086	$511,262,747	$30,747,469	$(31,501,737)	$510,508,479
Shares issued under flow-through agreement	7	2,400,000	36,837,000	-	-	36,837,000
Shares issued under prospectus	7	5,554,500	80,540,250	-	-	80,540,250
Share issue costs	7	-	(7,148,948)	-	-	(7,148,948)
Value assigned to options granted		-		13,844,321	-	13,844,321
Shares issued upon exercise of options, for cash	7	13,050	128,641	-	-	128,641
Transfer from contributed surplus on exercise of options		-	62,706	(62,706)	-	-
Deferred income tax on share issuance costs		-	1,787,213	-	-	1,787,213
Net loss and comprehensive loss		-	-	-	(15,243,024)	(15,243,024)
Balance – December 31, 2012		94,827,636	623,469,609	44,529,084	(46,744,761)	621,253,932

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

1.           NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010.  The address of the Company’s registered office is 1600 – 570 Granville St., Vancouver, BC, V6C 3P1.

The Company owns the Snowfield and Brucejack Projects (the “Projects”) located in Northwest British Columbia, Canada.  The Company is in the process of exploring the Projects and has not yet determined whether they contain economically recoverable mineral reserves.  The Company’s continuing operations and the underlying value and recoverability of the amount shown for the mineral interests are entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the Projects, obtaining the necessary permits to mine, and on future profitable production or from the proceeds from the disposition of the Projects.

2.           BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on the historical cost basis and include the accounts of the Company and its wholly owned subsidiaries (note 8).  Inter-company balances and transactions are eliminated on consolidation. The presentation and functional currency of the Company is the Canadian dollar.

3.           SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less.

Financial instruments

Financial assets

All financial assets are recognized or derecognized on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value plus transaction costs. Financial assets held are cash and cash equivalents, receivables and amounts due from Silver Standard Resources Inc. (“Silver Standard”). These are receivables that have fixed or determinable payments that are not quoted in an active market and accordingly are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Interest income is recognized by applying the effective interest rate, except for short-term receivables, when the recognition of interest would be immaterial.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Financial liabilities

The Company has the following financial liabilities: accounts payable and accrued liabilities. Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are amortized at cost using the effective interest method.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting year. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been adversely impacted.

For all financial assets objective evidence of impairment could include:
•	significant financial difficulty of the issuer or counterparty; or
•	default of delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

Property, plant and equipment

Property, plant and equipment are carried at cost, less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Plant and equipment are amortized over the estimated useful life of the assets using the declining balance method at rates of 4% to 55% per annum, as appropriate. The Company reviews residual value amortization methods and useful lives annually.  Any changes in estimates that arise from this review are accounted for prospectively.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired. Exploration and evaluation expenditures are capitalized. Mineral property acquisition costs are capitalized. Exploration and evaluation costs incurred before the Company has obtained the legal rights to explore an area are expensed.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Impairment of non-financial assets

At the end of each reporting year, and when relevant triggering events and circumstances occur, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and the value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the year. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. A cash-generating unit is determined as the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Income taxes

Any income tax on profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates at the end of the reporting year applicable to the year of expected realization.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Mineral exploration tax credits

Mineral exploration tax credits on eligible mineral exploration expenditures incurred are treated as a reduction of the capitalized exploration costs of the mineral properties.  The credits are recorded when the amount is reliably measurable and it is considered probable that the tax credit will be recovered.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Decommissioning and restoration provision

An obligation to incur decommissioning and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs are discounted to their net present value and capitalized to the carrying amount of the related asset along with the recording of a corresponding liability, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect risks specific to the asset are used to calculate the net present value.  The liability is adjusted each year for the unwinding of the discount rate, changes to the current market-based discount rate, and for the amount or timing of the underlying cash flows needed to settle the obligation.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

Flow-through shares

The issuance of flow-through common shares results in the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sale of such shares being transferred to the purchasers of the shares. Under IFRS, on the issuance of such shares, the Company bifurcates the flow-through shares into: a flow-through share premium, equal to the estimated premium that investors pay for the flow-through feature, which is recognized as a liability, and share capital. As the related exploration expenditures are incurred, the Company derecognizes the liability and recognizes a related income tax recovery.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.

Share-based payment transactions

The Company’s share purchase option plan allows employees and consultants to acquire shares of the Company. The fair value of share purchase options granted is recognized as an expense with a corresponding increase in equity settled share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the non-employee receives the goods or the services.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

4.           CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future.  Estimates and other judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances.  The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

•	Impairment

The Company considers both external and internal sources of information in assessing whether there are any indicators that mineral interests are impaired.  External sources of information include changes in the market, and the economic and legal environment in which the Company operates.  Internal sources of information include the manner in which mineral interests are being used or are expected to be used.  Management has assessed impairment indicators on the Company’s mineral interests and has concluded that no impairment indicators existed as of December 31, 2012.

•	Decommissioning and Restoration Provision

The decommissioning and restoration provision is based on future cost estimates using information available at the balance sheet date.  The decommissioning and restoration provision is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.  The decommissioning and restoration provision requires other significant estimates and assumptions such as requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities.  To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be impacted.

5.           NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New standards, amendments and interpretations to existing standards not adopted by the Company

The following revised standard is effective for annual years beginning on or after January 1, 2013 with earlier application permitted.  The Company has assessed the impact of this standard and has determined that it would not have a material impact on the Company.

•
IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  IFRS 10 replaces SIC 12, Consolidation – Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

There are no other IFRS’s or IFRIC interpretations that are not yet effective that are expected to have a material impact on the Company.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

6.           MINERAL INTERESTS

The Company’s mineral interests consist of gold/copper/silver exploration projects located in northwest British Columbia.

Expenditures on the Company’s mineral interests are summarized as follows:

	Year ended December 31, 2012
	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of year	$142,888,167	$309,064,110	$451,952,277
Additions in the year	61,152	3,528	64,680
Balance, end of year	$142,949,319	$309,067,638	$452,016,957

Exploration
Balance, beginning of year	$38,531,290	$278,902	$38,810,192
Costs incurred in the year
Project	73,499,033	-	73,499,033
Feasibility	8,472,876	270,381	8,743,257
Road infrastructure	22,214,796	-	22,214,796
Other	9,778,833	(10,226)	9,768,607
Recoveries	(8,894,000)	-	(8,894,000)
Balance, end of year	$143,602,828	$539,057	$144,141,885
Balance, December 31, 2012	$286,552,147	$309,606,695	$596,158,842

	Year ended December 31, 2011
	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of year	$140,935,890	$309,064,110	$450,000,000
Additions in the year	1,952,277	-	1,952,277
Balance, end of year	$142,888,167	$309,064,110	$451,952,277

Exploration
Balance, beginning of year	$-	$-	$-
Costs incurred in the year
Project	32,859,119	5,741	32,864,860
Feasibility	2,075,579	224,730	2,300,309
Road infrastructure	2,029,748	-	2,029,748
Other	4,946,844	48,431	4,995,275
Recoveries	(3,380,000)	-	(3,380,000)
Balance, end of year	$38,531,290	$278,902	$38,810,192
Balance, December 31, 2011	$181,419,457	$309,343,012	$490,762,469

Recoveries consist entirely of BC Mineral Exploration Tax Credits receivable from the Government of Canada.  See also Note 13.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

6.           MINERAL INTERESTS (Cont’d)

Snowfield and Brucejack Projects

During the year ended December 31, 2011, the Company entered into a purchase agreement to acquire certain mineral claims in Northwest British Columbia, adjacent to the Company’s claims that include the Brucejack and Snowfield Projects, for $750,000.  The Company paid cash of $150,000 upon closing of the acquisition, $200,000 on the first anniversary of closing and is committed to paying $400,000 on the second anniversary of closing.

In relation to the Brucejack Project, the Company has $1,139,000 of restricted cash comprised of $889,000 in the form of Guaranteed Investment Certificates as security deposits with various government agencies in relation to close down and restoration provisions for the Projects and $250,000 in the form of a letter of credit which represents the cash collateral to a vendor in respect of high purchasing volume.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

7.           CAPITAL AND RESERVES

Authorized Share Capital

At December 31, 2012, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On July 15, 2011, the Company closed a private placement of 1,390,000 flow-through common shares at a price of $10.85 per flow-through share for aggregate gross proceeds of $15,081,500.  The Company bifurcated the gross proceeds between share capital of $12,788,000 (before share issue costs of $941,668) and flow-through share premium of $2,293,500.  The Company subsequently recognized an income tax recovery of $2,293,500 upon the flow-through expenditures being incurred.

On February 17, 2012, the Company closed a private placement of 1,250,000 flow-through common shares at a price of $18.50 per flow-through share for aggregate gross proceeds of $23,125,000.  The Company bifurcated the gross proceeds between share capital of $19,437,500 (before share issue costs of $1,222,326) and flow-through share premium of $3,687,500.  The Company subsequently recognized an income tax recovery of $3,687,500 upon the flow-through expenditures being incurred.

On March 19, 2012, the Company filed a final short form base shelf prospectus that will allow for an offering of up to an aggregate principal amount of $180 million of securities, which includes up to $36 million in common shares owned by Silver Standard that may be offered by way of a secondary offering under the prospectus.

On May 9, 2012, the Company completed a prospectus offering of 5,554,500 common shares at a price of $14.50 per share for aggregate gross proceeds of $80,540,250.  After deducting share issuance costs of $4,391,916, net proceeds were $76,148,334.

On August 24, 2012, the Company closed a private placement of 1,150,000 flow-through common shares at a price of $18.00 per flow-through share for aggregate gross proceeds of $20,700,000. The Company bifurcated the gross proceeds between share capital of $17,399,500 (before share issue costs of $1,534,706) and flow-through share premium of $3,300,500.  The Company subsequently recognized an income tax recovery of $3,300,500 upon the flow-through expenditures being incurred.

See also Note 15.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

7.           CAPITAL AND RESERVES (Cont’d)

Share Option Plan

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in their discretion, and in accordance with Toronto Stock Exchange requirements, grant to its directors, officers, employees and consultants of the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issue does not exceed 10% of the number of then outstanding common shares.  Such options can be exercisable for a maximum of ten years from the date of grant.  The exercise price of each share option is set by the Board of Directors at the time of grant but cannot be less than the market price. Vesting of share options is at the discretion of the Board of Directors at the time the options are granted.

Continuity of share purchase options for the year ended December 31, 2012 is as follows:

Expiry date	Exercise price ($)	December 31, 2011	Granted	Exercised /Forfeited	December 31, 2012	Exercisable
December 21, 2015	6.00	2,725,000	-	-	2,725,000	2,725,000
January 28, 2016	6.10	1,575,000	-	-	1,575,000	1,575,000
February 10, 2016	8.73	100,000	-	-	100,000	100,000
March 16, 2016	11.01	645,000	-	-	645,000	645,000
August 11, 2016	9.55	125,000	-	(11,250)	113,750	82,500
November 2, 2016	9.73	275,000	-	-	275,000	206,250
December 15, 2016	11.78	1,435,000	-	(1,800)	1,433,200	1,074,450
January 24, 2017	16.40	-	115,000	-	115,000	57,500
March 8, 2017	17.46	-	10,000	-	10,000	5,000
April 6, 2017	14.67	-	20,000	-	20,000	10,000
May 10, 2012	13.50	-	10,000	-	10,000	5,000
May 14, 2012	14.71	-	75,000	-	75,000	37,500
July 19, 2017	13.54	-	100,000	-	100,000	25,000
December 12, 2017	13.70	-	1,345,000	-	1,345,000	336,250
		6,880,000	1,675,000	(13,050)	8,541,950	6,884,450

Weighted average exercise price		$7.95	$13.95	$9.86	$9.13	$8.15
Weighted average remaining contractual life (years)					3.58

Continuity of share purchase options for the year ended December 31, 2011 is as follows:

Expiry date	Exercise price ($)	December 31, 2010	Granted	Exercised /Forfeited	December 31, 2011	Exercisable
December 21, 2015	6.00	2,725,000		-	2,725,000	2,043,750
January 28, 2016	6.10	-	1,575,000	-	1,575,000	787,500
February 10, 2016	8.73	-	100,000	-	100,000	50,000
March 16, 2016	11.01	-	655,000	(10,000)	645,000	322,500
August 11, 2016	9.55	-	125,000	-	125,000	31,250
November 2, 2016	9.73	-	275,000	-	275,000	68,750
December 15, 2016	11.78	-	1,435,000	-	1,435,000	358,750
		2,725,000	4,165,000	(10,000)	6,880,000	3,662,500

Weighted average exercise price
Weighted average remaining contractual life (years)		$6.00	$9.24	$11.01	$7.95	$7.17

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

7.           CAPITAL AND RESERVES (Cont’d)

The total stock option expense for the year ended December 31, 2012 was $13,844,321(2011 - $16,968,361) of which $7,106,725 (2011 - $12,558,810) has been expensed in the statement of loss and $6,737,596 (2011 - $4,409,551) has been capitalized to mineral interests.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the year ended December 31, 2012 and year ended December 31, 2011 using the Black-Scholes option pricing model:

	2012	2011
Risk-free interest rate	1.25%	1.87%
Expected volatility	66.5%	56.1%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

8.	RELATED PARTIES

Transactions with directors and key management personnel

Directors and key management compensation:
	For the year ended December 31, 2012	For the year ended December 31, 2011
Salaries and management fees	$2,156,691	$3,211,650
Share-based compensation	7,641,539	12,110,945
Total Management Compensation	$9,798,230	$15,322,595

Receivable from Silver Standard Resources Inc.

The Company and Silver Standard had an agreement to share certain share issuance costs related to the Company’s IPO and subsequent sales of the Company’s shares by Silver Standard (the “Secondary Offering”).  During the year ended December 31, 2011, the Company had recorded a receivable of $501,989 due from Silver Standard with a corresponding offset to share issuance costs.  The Company also received $250,000 from Silver Standard as a fee for arranging the Secondary Offering.  During the year ended December 31, 2012, the receivable was fully collected.

Employment agreements

The Company has entered into employment agreements with each of its President and CEO (the “CEO”), Chief Development Officer and Vice President (the “CDO”) and Chief Exploration Officer and Vice President (the “CExO”).  Under the employment agreements, the CEO receives a base salary of $400,000 per year, benefits and an annual performance bonus of 0.25% of the annual increase in the market capitalization of the Company, provided the increase in market capitalization is 10% or more.  The CDO and CExO each receive a base salary of $300,000 per year, benefits and an annual bonus determined at the discretion of the Board.  The CEO, CDO and CExO are also entitled to twenty-four months’ salary and two years annual performance bonus as a termination benefit without cause.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

8.           RELATED PARTIES (Cont’d)

Subsidiaries

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Pretium Exploration Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack and Snowfield projects
0890696 BC Ltd.	British Columbia,Canada	100%	Holds real estate in Stewart, British Columbia

9.	CONVERTIBLE PROMISORY NOTE

As part of the Snowfield and Brucejack acquisition, the Company had issued to Silver Standard a convertible promissory note in the amount of $39,753,000. During the year ended December 31, 2011, $18,000,000, being the proceeds from the over allotment option on the Company’s Initial Public Offering, was paid to Silver Standard to reduce the note to $21,753,000. The remainder was converted and settled through the issuance of 3,625,500 common shares of the Company.

10.           PROPERTY, PLANT AND EQUIPMENT

	December 31, 2012
		Accumulated	Net Book
	Cost	Amortization	Value
Building	$297,297	$14,570	$282,727
Camp infrastructure	358,903	31,932	326,971
Computer hardware	179,705	97,297	82,408
Computer software	430,174	290,947	139,227
Exploration equipment	4,693,501	921,405	3,772,096
Office equipment	95,627	28,210	67,417
Total	$6,055,207	$1,384,361	$4,670,846

During the year ended December 31, 2012, $206,077 of amortization was recognized in the statement of loss and $798,533 was capitalized within mineral interests.

	December 31, 2011
		Accumulated	Net Book
	Cost	Amortization	Value
Building	$297,297	$2,973	$294,324
Camp infrastructure	250,000	2,083	247,917
Computer hardware	129,829	42,394	87,435
Computer software	207,728	115,398	92,330
Exploration equipment	2,175,141	204,047	1,971,094
Office equipment	95,627	12,856	82,771
Total	$3,155,622	$379,751	$2,775,871

During the year ended December 31, 2011, $80,471 of amortization was recognized in the statement of loss and $299,280 was capitalized within mineral interests.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

11.	DECOMMISSIONING AND RESTORATION PROVISION

The Company’s decommissioning and restoration provision relates to various governmental regulations associated with site restoration and clean-up costs.  The Company assesses cost estimates and other assumptions used in the valuation of decommissioning and restoration provisions (DRP’s) to reflect events, changes in circumstances and new information available.

The following table summarizes the changes in the Company’s decommissioning and restoration provision:

DRP – December 31, 2010	$-
DRP’s arising in the year	172,934
Accretion during the year	1,193
DRP – December 31, 2011	174,127
DRP’s arising in the year	990,105
Accretion during the year	15,305
DRP – December 31, 2012	$1,179,537

The following are the assumptions used to estimate the decommissioning and restoration provision:

	2012	2011
Total undiscounted value of payments	$1,152,850	$185,350
Discount rate	1.87%	2.76%
Expected life	10 years	10 years

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31, 2012	Year ended December 31, 2011
Net change in non-cash working capital items and other
Taxes receivable	$(9,399,128)	$(6,780,369)
Trade accounts payable	10,805,349	4,155,639
	$1,406,221	$(2,624,730)

13.	FINANCIAL RISK MANAGEMENT

(a)      Overview

The Company has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

13.           FINANCIAL RISK MANAGEMENT (Cont’d)

 (b)           Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.  The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, restricted cash and other receivables. The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents with high-credit quality financial institutions. Other receivables consist primarily of Harmonized Sales Tax (HST) and BC Mineral Exploration Tax Credits receivable from the Government of Canada.

The carrying value of the Company’s cash and cash equivalents, restricted cash and other receivables represent the maximum exposure to credit risk.

	Carrying Amount as at December 31, 2012	Carrying Amount as at December 31, 2011
Receivables
Harmonized Sales Tax	$3,955,242	$3,410,658
BC Mineral Exploration Tax Credit	12,274,000	3,380,000
	16,229,242	6,790,658
Due from Silver Standard Resources Inc.	-	501,989
Cash and cash equivalents	28,991,606	16,447,223
	$45,220,848	$23,739,870

(c)      Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company's cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by the Company for its programs.

(d)      Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

If the average interest rate for the years ended December 31, 2012 and December 31, 2011 had increased/decreased by 1%, the effect on the Company would have been immaterial.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

13.           FINANCIAL RISK MANAGEMENT (Cont’d)

(e)      Capital management

The Company’s objectives in the managing of the liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, contributed surplus, accumulated comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at December 31, 2012 and December 31 2011, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements. The Company has sufficient funds to meet its current operating and exploration and development obligations.

(f)      Fair value

The carrying value of the Company’s financial assets and liabilities approximate their fair value.

14.	TAXATION

(a)      Deferred income tax liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax assets (liabilities) as follows:

	December 31, 2012	December 31, 2011
Tax loss carry forwards	$3,193,230	$1,654,560
Financing costs	1,980,289	735,534
Other	434,132	(39,461)
Mineral interests	(15,208,561)	(3,884,105)
Deferred income tax liability	$(9,600,910)	$(1,533,472)

The Company has tax losses in Canada of approximately $12,640,000 (2011 - $6,618,000) expiring in various amounts from 2030 to 2032.  The Company also has investment tax credits totaling approximately $5,841,000 (2011 - $1,790,000).

(b)      Income tax expense

The Company’s tax expense is comprised of the following:
	Year ended December 31, 2012	Year ended December 31, 2011
Current tax expense	$-	$-
Deferred tax expense	2,866,652	165,057
Deferred income tax expense	$2,866,652	$165,057

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

14.	TAXATION (Cont’d)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 25% (2011 – 26.5%) as follows:

	Year ended December 31, 2012	Year ended December 31, 2011
Expected tax recovery	$(3,094,093)	$(4,559,766)
Share-based compensation and other items	1,992,495	4,087,843
Flow-through shares	10,956,250	3,770,375
Flow-through share premium	(6,988,000)	(2,293,500)
Recognition of previously unrecognized tax assets	-	(839,895)
Income tax expense	$2,866,652	$165,057

15.	SUBSEQUENT EVENT

On February 15, 2013, the Company closed a private placement of 361,300 Investment Tax Credit flow-through common shares at a price of $13.84 per flow-through share and 1,287,250 Canadian Exploration Expense flow-through common shares at a price of $12.43 per flow-through share for aggregate proceeds of $21,000,910.  After deducting share issuance costs of $1,365,058, net proceeds were $19,635,852.